Skadden, Arps, Slate, Meagher & Flom llp
500 BOYLSTON STREET
DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	Boston, Massachusetts 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com

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July 18, 2016

VIA EDGAR

John Ganley

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Preferred Partners LLC
File Nos. 333-196277 & 811-22550

Dear Mr. Ganley:

Thank you for your oral comments, received on July 5, 2016, regarding Post-Effective Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form N-2 (the “Registration Statement”) filed by BlackRock Preferred Partners LLC (the “Fund”) on May 18, 2016 with the Securities and Exchange Commission (the “Commission”). We have considered your comments to Amendment No. 4 and, on behalf of the Fund, responses to these comments are set forth below.

Changes will be reflected in Post-Effective Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the filing of Amendment No. 4.

Your comments are set forth in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in Amendment No. 4.

John Ganley

July 18, 2016

COMMENTS AND RESPONSES

1.	Please revise the outside front cover page of the Prospectus to include bold bullet-pointed risk disclosures comparable to those included on the inside front cover page of the prospectus for AMG Pantheon Fund, LLC.

The Fund has made the requested revisions.

2.	We note that the expiration date of the Expense Agreement has yet to be completed. Please be aware that the Expense Agreement must continue for at least a year from the effective date of Amendment No. 5 in order to show the effect of such Expense Agreement in the fee table under “Summary of Fund Expenses.”

Noted.

3.	Please advise us whether the Expense Cap for purposes of the Fund making a recoupment payment to the Advisor is the Expense Cap in effect at the time of the recoupment payment, or the Expense Cap that was in effect at the time when the Advisor waived or reimbursed the expenses that are the subject of the recoupment.

The Expense Cap for purposes of the Fund making a recoupment payment to the Advisor is the Expense Cap that was in effect at the time when the Advisor waived or reimbursed the expenses that are the subject of the recoupment. See Section 2.2 of the Expense Agreement.

The Fund has additionally clarified the disclosure in the Prospectus in this regard.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon